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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 66321

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CYPRESS PARTNERS, LLC (dba CYPRESS ASSOCIATES, LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 VANDERBILT AVENUE, SUITE 902
_____
(No. And Street)

NEW YORK,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN M. SWEENEY   (212) 682-222
_____
                                                 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
_____
(Name - if individual state last, first, middle name)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

(stamp) NYSEC
Processing
Section

MAR 02 2009

Washington, DC
103

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption.   See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ KEVIN M. SWEENEY _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ CYPRESS PARTNERS, LLC (dba CYPRESS ASSOCIATES, LLC) _____ , as of

_____ DECEMBER 31, 2008 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

02/17/2009

MERLENE BHAJAN
Notary Public, State of New York
No. 01BH6174924
Qualified in New York County
Commission Expires Oct. 01, 2011

_____
Notary Public

_____
Signature

_____
CFO & COO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
    Cypress Partners, LLC (D/B/A Cypress Associates, LLC)

We have audited the accompanying statement of financial condition of Cypress Partners, LLC (D/B/A Cypress Associates, LLC) as of December 31, 2008. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cypress Partners, LLC (D/B/A Cypress Associates, LLC) as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 3, 2009

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	71,881
Accounts receivable		17,376
TOTAL ASSETS	$	89,257

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable	$	31,725
Distribution payable		17,658
Total Liabilities		49,383

Member's Equity:

Member's Equity	39,874
Total Member's Equity	39,874

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	89,257

The accompanying notes are an integral part of this financial statement.

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 1. ORGANIZATION AND OPERATIONS

    Cypress Partners, LLC (D/B/A Cypress Associates, LLC) (the "Company"), a Connecticut limited liability company doing business in New York, was formed on October 1, 2003. The Company is a limited purpose broker-dealer that serves as a placement agent for private placements and direct participation programs. The Company also acts as a consultant for companies seeking to raise capital through private offerings, or through mergers and acquisitions. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

    These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which requires the use of estimates.

    No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on the Company's income or loss. However, the Company is subject to New York City Unincorporated Business Tax and a provision was included on the statement of income.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurement – Definition and Hierarchy

    On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

NOTE 3.   NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had net capital as defined, of $22,498 which was $17,498 in excess of its required net capital of $5,000.

NOTE 4.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2008, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 3.   NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had net capital as defined, of $22,498 which was $17,498 in excess of its required net capital of $5,000.

NOTE 4.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2008, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.